February 15, 2013

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           JNLNY Separate Account I (“Registrant”)
File Nos. 333-183046 and 811-08401

Dear Commissioners:

For the above referenced Registrant, this filing is Post-Effective Amendment No. 2 under the Securities Act of 1933, and Amendment No. 295 under the Investment Company Act of 1940, to the registration statement (the “Amendment”).  We are making this filing pursuant to rule 485(a)(1) under the Securities Act of 1933.  This Amendment contains the revisions to our January 18, 2013 filing as discussed in the February 12, 2013 correspondence to Alberto Zapata.

The prospectuses contained in the Amendment include the following changes:

•
Removing contract enhancements from the GMWB calculations under LifeGuard Freedom 6 Net and LifeGuard Freedom Flex GMWBs. (For Freedom 6 Net, see pages 65, 69-71, and 74.) (For Freedom Flex, see pages 90, 93-95, and 98.)

•	Changes to the charges for LifeGuard Freedom 6 Net and LifeGuard Freedom Flex. (See pages 7, 35, and 37.)
•	Elimination of the quarterly contract value step-up options under LifeGuard Freedom Flex. (See pages 8, 37, and 88.)
•	Revisions to the MarketGuard Stretch GMWB. (See pages 110-111, 113-115.)
•	Revised maximum issue age requirement for LifeGuard Freedom Flex DB NY. (See pages 90 and 119.)
•	Elimination of the current availability of Optional Contract Enhancements. (See pages 5, 31, and 43.)
•
Elimination of the current availability of the following Guaranteed Minimum Withdrawal Benefits:  SafeGuard Max (see pages 5, 33, and 53), AutoGuard 6 (see pages 5, 34, and 60), and Joint For Life versions of LifeGuard Freedom 6 Net and LifeGuard Freedom Flex (see pages 6, 36, 38, 75 and 99).

The prospectuses also include revised Guaranteed Annual Withdrawal Amount (GAWA) percentages and related disclosure, and revised Contract Anniversary date and age requirements for the Guaranteed Withdrawal Balance Adjustment for the LifeGuard Freedom 6 Net and LifeGuard Freedom Flex GMWBs. You will note that in the revised GAWA percentage tables in the prospectus on pages 65 and 91, the revised percentages are not shown. In addition, in the disclosure under “Guaranteed Withdrawal Balance Adjustment” on pages 69 and 93, the revised Contract Anniversary date and age requirements are not shown. In place of the revised information, brackets have been inserted. We will file a post-effective amendment pursuant to Rule 485(a) to respond to Commission Staff comments on the Amendment and will include the revised information at that time.  The GAWA percentages expected to be included in the subsequent amendment are as follows:

(Page 65)

Ages	Base GAWA% Table (Endorsements issued on or after April 29, 2013)	Optional Income Upgrade Table (Endorsements issued on or after April 29, 2013)
35 – 64	3.75%	4.00%
65 – 74	4.75%	5.00%
75 – 80	5.25%	5.50%
81+	5.75%	6.00%

(Page 91)

For Endorsements Issued On Or After April 29, 2013:
5% and 6% Bonus Options			7% Bonus Option
Ages	Base GAWA% Table	Optional Income Upgrade Table	Ages	Base GAWA% Table	Optional Income Upgrade Table
35 – 64	3.75%	4.00%	35 – 64	3.75%	4.00%
65 – 74	4.75%	5.00%	65 – 69	4.25%	4.50%
75 – 80	5.25%	5.50%	70 – 74	4.75%	5.00%
81+	5.75%	6.00%	75 – 80	5.25%	5.50%
			81+	5.75%	6.00%

In addition, the Contract Anniversary date and age requirements under the Guaranteed Withdrawal Balance Adjustment expected to be included in the subsequent amendment are as follows:

(Pages 69 and 93)

●	The Contract Anniversary on or immediately following the Owner's (or oldest joint Owner's) 70th birthday (71st birthday for endorsements issued before April 29, 2013),

Or

●	The 12th Contract Anniversary (10th Contract Anniversary for endorsements issued before April 29, 2013) following the effective date of this endorsement.

With regard to the charge changes for the LifeGuard Freedom 6 Net and LifeGuard Freedom Flex GMWBs, you will note that in the revised charge disclosures in the prospectus on pages 7, 35, and 37, the revised percentages are not shown. In place of the revised information, brackets have been inserted. We will include the revised information in the post-effective amendment pursuant to Rule 485(a) to respond to Commission Staff comments.  The charge percentages expected to be included in the subsequent amendment are as follows:

LIFEGUARD FREEDOM 6 NET
(Page 7)

For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount GMWBS ISSUED ON OR AFTER APRIL 29, 2013
Annual Charge	Maximum	Current
	2.52%	1.26%
Charge Basis	GWB
Charge Frequency	Monthly	Monthly

(Page 35)

For endorsements purchased on or after April 29, 2013, if you elect this GMWB without the Optional Income Upgrade Table you will pay 0.1050% of the GWB each Contract Month (1.26% annually).  If you elect the Optional Income Upgrade Table, you will pay 0.1250% of the GWB each Contract Month (1.50% annually).

We reserve the right to prospectively change the charge on new Contracts or if you select this benefit after your Contract is issued (subject to availability), subject to the maximum annual charge of 2.52% annually for endorsements without the Optional Income Upgrade Table (2.22% for endorsements purchased before April 29, 2013), and 3.00% for endorsements with the Optional Income Upgrade Table (2.70% for endorsements purchased before April 29, 2013).

LIFEGUARD FREEDOM FLEX

(Page 7)

LifeGuard Freedom Flex GMWB
GMWBS ISSUED ON OR AFTER APRIL 29, 2013

	Annual Charge
Options	Maximum	Current
5% Bonus and Annual Step-Up	2.04%	1.02%
6% Bonus and Annual Step-Up	2.22%	1.11%
7% Bonus and Annual Step-Up	2.52%	1.26%
Charge Basis	GWB
Charge Frequency	Monthly

(Page 37)

GMWBS ISSUED ON OR AFTER APRIL 29, 2013

LifeGuard Freedom Flex GMWB Without Optional Income Upgrade Table
	Annual Charge
Options	Maximum	Current
5% Bonus and Annual Step-Up	2.04%	1.02%
6% Bonus and Annual Step-Up	2.22%	1.11%
7% Bonus and Annual Step-Up	2.52%	1.26%
Charge Basis	GWB
Charge Frequency	Monthly

LifeGuard Freedom Flex GMWB With Optional Income Upgrade Table
Options	Maximum	Current
5% Bonus and Annual Step-Up	2.52%	1.26%
6% Bonus and Annual Step-Up	2.70%	1.35%
7% Bonus and Annual Step-Up	3.00%	1.50%
Charge Basis	GWB
Charge Frequency	Monthly	Monthly

Please note that several other currently registered annuity contracts will contain the above described changes.  Regarding the additional contracts and related registration statements, a request for approval pursuant to rule 485(b)(1)(vii) will follow this filing.

Under separate cover to the Commission Staff reviewer, we are providing courtesy copies of the prospectuses, marked to show changes. The page references cited above are to the marked courtesy copy of the Perspective II prospectus.

If you have any questions, please call me at (517) 367-3872.

Yours truly,

/s/  FRANK J. JULIAN

Frank J. Julian
Assistant Vice President, Legal

cc:           Alberto Zapata
Joan E. Boros